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                                May 11, 2023

       Shawn M. Guertin
       Executive Vice President and Chief Financial Officer
       CVS Health Corporation
       One CVS Drive
       Woonsocket, Rhode Island 02895

                                                        Re: CVS Health Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-01011

       Dear Shawn M. Guertin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Segment Analysis
       Health Care Benefits Segment, page 79

   1. Your disclosure in the last paragraph on page 80 indicates that "[b]ased on the Company's membership at December
31, 2022, 21% of the Company's Medicare Advantage members
                                                        were in plans with 2023
star ratings of at least 4.0 stars, compared to 87% of the
                                                        Company's Medicare
Advantage members being in plans with 2022 star ratings of at least
                                                        4.0 stars based on the
Company's membership at December 31, 2021." We also note that your 2023 star ratings
will be used to determine which of your Medicare Advantage plans have four stars or
higher and qualify for bonus payments in 2024. Please revise to quantify, if material,
the impact that the significant decline in your plans with four stars or higher could have on
your bonus payments in future periods.
 Shawn M. Guertin
CVS Health Corporation
May 11, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202) 551-3813 or Suying Li at (202) 551-3335 if you
have any questions.



FirstName LastNameShawn M. Guertin                        Sincerely,
Comapany NameCVS Health Corporation
                                                          Division of
Corporation Finance
May 11, 2023 Page 2                                       Office of Trade &
Services
FirstName LastName